Exhibit 99.3

Franco-Nevada Corporation

CONSOLIDATED BALANCE SHEETS

(unaudited, in millions of US dollars)

	June 30, 2012	December 31, 2011
ASSETS
Cash and cash equivalents (Note 4)	$961.0	$794.1
Short-term investments (Note 5)	26.1	16.7
Receivables	72.8	79.1
Prepaid expenses and other	16.9	4.5
Current assets	1,076.8	894.4

Royalty, stream and working interests, net	1,933.6	1,912.1
Investments (Note 5)	95.0	74.4
Deferred income tax assets	12.4	10.6
Other	21.5	9.5
Total assets	$3,139.3	$2,901.0

LIABILITIES
Accounts payable and accrued liabilities	$38.3	$35.9
Current income tax liabilities	14.2	7.4
	52.5	43.3
Deferred income tax liabilities	31.1	23.5
Total liabilities	83.6	66.8

SHAREHOLDERS’ EQUITY (Note 10)
Common shares	3,007.2	2,803.6
Contributed surplus	78.2	99.5
Deficit	(90.3)	(135.5)
Accumulated other comprehensive income	60.6	66.6
Total shareholders’ equity	3,055.7	2,834.2
Total liabilities and shareholders’ equity	$3,139.3	$2,901.0

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors and authorized for issue on August 8, 2012

Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of US dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue (Note 6)	$102.7	$106.3	$207.7	$179.4
Costs and expenses
Cost of sales (Note 7)	15.6	18.5	31.2	29.7
Depletion and depreciation	31.0	37.3	62.7	62.7
Corporate administration (Notes 8 & 10(c))	3.8	4.6	7.4	7.9
Business development	0.8	0.6	1.2	0.9
	51.2	61.0	102.5	101.2
Operating income	51.5	45.3	105.2	78.2
Foreign exchange gain/(loss) and other income/(expenses)	(2.6)	1.0	1.3	(5.5)
Loss from equity investee	—	—	—	(1.7)
Gain on acquisition of Gold Wheaton	—	—	—	5.7
Income before finance items and income taxes	48.9	46.3	106.5	76.7
Finance items
Finance income	2.5	1.1	4.7	1.6
Finance expenses	(0.2)	(1.3)	(0.6)	(1.9)
Net income before income taxes	$51.2	$46.1	$110.6	$76.4
Income tax expense (Note 9)	14.3	12.8	26.9	21.9
Net income	$36.9	$33.3	$83.7	$54.5
Other comprehensive income:
Other comprehensive loss from equity investee	—	—	—	(0.9)
Unrealized change in market value of available-for-sale investments, net of income tax (Note 5)	(4.8)	(0.6)	1.2	(4.2)
Realized change in market value of available-for-sale investments	—	—	—	(10.6)
Currency translation adjustment	(25.2)	6.5	(7.2)	34.0
Total comprehensive income	$6.9	$39.2	$77.7	$72.8
Basic earnings per share (Note 11)	$0.26	$0.27	$0.59	$0.45
Diluted earnings per share (Note 11)	$0.25	$0.26	$0.58	$0.44

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of US dollars, except share amounts)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash flows from operating activities
Net income	$36.9	$33.3	$83.7	$54.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	31.0	37.3	62.7	62.7
Loss from equity investee	—	—	—	1.7
Other non-cash items	—	1.3	0.1	1.8
Deferred income tax expense (Note 9)	4.4	2.2	5.7	1.6
Share-based payments (Note 10(c))	0.8	1.3	1.7	2.8
Unrealized foreign exchange (gain) loss	0.3	(0.4)	0.5	5.0
Mark-to-market on investments	1.5	(0.6)	(2.6)	(12.9)
Changes in non-cash assets and liabilities:
Decrease (increase) in receivables	(5.4)	(9.3)	6.3	9.9
Increase in prepaid expenses and other	(10.7)	(3.8)	(12.5)	(1.5)
(Decrease) increase in accounts payable and accrued liabilities	7.2	(12.3)	4.5	(8.4)
Net cash provided by operating activities	66.0	49.0	150.1	117.2

Cash flows from investing activities
Proceeds on sale of short-term investments	88.4	46.9	156.0	223.5
Purchase of short-term investments	(7.1)	(42.0)	(167.1)	(71.5)
Acquisition of interest in oil & gas properties	(2.0)	—	(2.0)	—
Acquisition of working interest in oil & gas properties	—	—	(43.9)	—
Acquisition of interests in mineral properties	(0.4)	(35.0)	(40.0)	(35.0)
Purchase of investments	(3.6)	—	(18.6)	(4.3)
Purchase of oil & gas well equipment	(1.1)	(0.6)	(13.0)	(1.3)
Acquisition of Gold Wheaton, net of cash acquired	—	—	—	(379.0)
Net cash (used in) provided by investing activities	74.2	(30.7)	(128.6)	(267.6)

Cash flows from financing activities
Credit facility amendment costs	—	(0.4)	—	(0.4)
Proceeds from drawn credit facility	—	—	—	164.6
Repayment of credit facility and secured notes	—	—	—	(172.7)
Payment of dividends	(17.1)	(9.7)	(34.1)	(18.7)
Proceeds from exercise of warrants	—	—	179.3	—
Proceeds from exercise of stock options	—	3.6	1.2	4.8
Net cash (used in) provided by financing activities	(17.1)	(6.5)	146.4	(22.4)
Effect of exchange rate changes on cash and cash equivalents	(9.1)	3.0	(1.0)	9.1
Net increase (decrease) in cash and cash equivalents	114.0	14.8	166.9	(163.7)
Cash and cash equivalents, beginning of period	847.0	235.4	794.1	413.9
Cash and cash equivalents, end of period	$961.0	$250.2	$961.0	$250.2

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.4	$0.2	$0.5	$0.6
Income taxes paid during the period	$9.8	$18.0	$22.8	$29.5

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of US dollars)

	Share capital	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity
	(Note 10)
Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	83.7	83.7
Other comprehensive income (loss)	—	—	(6.0)	—	(6.0)
Total comprehensive income	—	—	—	—	77.7
Exercise of stock options	1.7	(0.5)	—	—	1.2
Exercise of warrants	201.5	(22.2)	—	—	179.3
Share-based payments	—	1.7	—	—	1.7
Vesting of restricted share units	0.3	(0.3)			—
Equity financing	0.1	—	—	—	0.1
Dividends declared	—	—	—	(38.5)	(38.5)
Balance at June 30, 2012	3,007.2	78.2	60.6	(90.3)	3,055.7

Balance at January 1, 2011	1,913.2	59.0	79.9	(71.5)	1,980.6
Net income	—	—	—	54.5	54.5
Other comprehensive income	—	—	18.3	—	18.3
Total comprehensive income	—	—	—	—	72.8
Issuance of common shares on Gold Wheaton acquisition	402.4	—	—	—	402.4
Exercise of stock options	7.3	(2.5)	—	—	4.8
Share-based payments	—	2.8	—	—	2.8
Value of Gold Wheaton warrants and stock options upon acquisition	—	40.5	—	—	40.5
Vesting of restricted share units	0.3	(0.3)	—	—	—
Dividends declared	—	—	—	(25.2)	(25.2)
Balance at June 30, 2011	2,323.2	99.5	98.2	(42.2)	2,478.7

The accompanying notes are an integral part of these interim consolidated financial statements.

Franco-Nevada Corporation

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2012 and 2011 (Unaudited, in millions of US dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, South Africa and Mexico. The portfolio includes over 300 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 - Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2011.

These condensed interim consolidated financial statements were approved for issuance on August 8, 2012, the date the Board of Directors approved these financial statements.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2012 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the interim consolidated financial statements.

Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

Note 3 - Acquisitions

a)            Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

b)            Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest for C$55.5 million, increasing its total working interest in the Weyburn Unit to approximately 2.26%.

Both the above mentioned acquisitions have been accounted for as asset acquisitions.

Note 4 - Cash and cash equivalents

As at June 30, 2012, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	At June 30, 2012	At December 31, 2011
Cash deposits	$203.3	$122.2
Term deposits	395.6	253.4
Treasury bills	74.1	353.5
Canadian federal and provincial government bonds	172.9	44.4
Corporate bonds	115.1	20.6
	$961.0	$794.1

Note 5 - Investments

	At June 30, 2012	At December 31, 2011
Short-term investments:
Canadian dollar denominated treasury bills	$8.3	$0.1
Corporate bonds	17.8	16.6
Total short-term investments	$26.1	$16.7
Non-current investments:
Equity investments	83.8	67.3
Convertible debentures	3.4	1.9
Warrants	7.8	5.2
	$95.0	$74.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value with unrealized gains and losses recognized in other comprehensive income.

Non-current investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value with unrealized gains and losses recognized in other comprehensive income. The Company owns equity interests in various publicly-listed and private companies which the Company purchased through the open market.

As at June 30, 2012, the market value of these investments decreased compared to their market values at March 31, 2012 and the Company recorded a net unrealized loss of $4.8 million (2011 - $0.6 million), net of an income tax recovery of $0.5 million (2011 - $0.4 million) in the consolidated statement of income and comprehensive income for the three months ended June 30, 2012.

As at June 30, 2012, the market value of these investments increased compared to their market values at December 31, 2011 and the Company recorded a net unrealized gain of $1.2 million (2011 - loss of $4.2 million), net of an income tax expense of $0.3 million (2011 - income tax recovery of $2.6 million) in the consolidated statement of income and comprehensive income for the six months ended June 30, 2012.

Note 6 - Revenue

Revenue is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Mineral Royalties	$46.0	$33.4	$86.1	$68.2
Mineral Streams	47.7	63.6	102.0	93.1
Oil & Gas Interests	9.0	9.3	19.5	18.1
Dividends	—	—	0.1	—
Total	$102.7	$106.3	$207.7	$179.4

Included in receivables is $17.8 million (December 31, 2011 - $18.4 million) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. The embedded derivatives relate to gold and platinum group metal sales which settle at a future date.

Note 7 - Cost of sales

Cost of sales comprises:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cost of stream sales	$12.1	$15.8	$24.7	$24.9
Production taxes	3.1	2.3	5.1	4.0
Oil & gas operating costs	0.4	0.4	1.4	0.8
Total	$15.6	$18.5	$31.2	$29.7

Note 8 - Related party disclosures

Key management personnel include the executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Short-term benefits(1)	$0.6	$0.6	$1.2	$1.2
Share-based payments(2)	0.5	0.8	1.1	1.7
Total	$1.1	$1.4	$2.3	$2.9

(1)          Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)          Represents the vesting of stock options and RSUs earned during the period.

Note 9 - Income taxes

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Current income tax expense	$9.9	$10.6	$21.2	$20.3
Deferred income tax expense	4.4	2.2	5.7	1.6
Total	$14.3	$12.8	$26.9	$21.9

A reconciliation of the provision for income tax taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statements of income and comprehensive income for the three and six months ended June 30, 2012 and 2011, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income before income taxes	$51.2	$46.1	$110.6	$76.4
Statutory tax rate	24.40%	26.22%	24.40%	26.22%
Tax expense at statutory rate	12.5	12.1	27.0	20.0
Reconciling items:
Recognition of previously unrecognized tax benefit	—	—	(0.8)	—
Income/expenses not taxed/deductible	0.4	(0.1)	(0.3)	2.0
Differences in foreign statutory tax rates	2.5	0.4	4.5	1.0
Differences due to changing future tax rates	0.9	(0.6)	0.7	(1.1)
Foreign withholding tax	(3.5)	1.2	(2.9)	1.7
Temporary differences subject to initial recognition exemption	0.1	0.7	0.5	1.0
Gain on Gold Wheaton shares	—	—	—	(1.4)
Indexation of mineral properties in foreign jurisdiction	0.2	0.1	(1.2)	(0.1)
Unrealized foreign exchange on translation	1.3	—	(0.5)	—
Other	(0.1)	(1.0)	(0.1)	(1.2)
Net income tax expense	$14.3	$12.8	$26.9	$21.9

Note 10 - Shareholders’ equity

a)              Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 143,974,701 common shares) having no par value and preferred shares issuable in series (issued nil).

During the six months ended June 30, 2012, the Company issued 5,563,223 common shares upon the exercise of warrants for proceeds of $179.3 million.

b)              Dividends

During the three months ended June 30, 2012 and 2011, the Company declared dividends in the amount of $21.2 million, or $0.15 per share, and $9.9 million, or $0.08 per share, respectively. The Company paid dividends in the amount of $17.1 million, or $0.12 per share, and $9.7 million, or $0.08 per share, in the three months ended June 30, 2012 and 2011, respectively.

During the six months ended June 30, 2012 and 2011, the Company declared dividends in the amount of $38.7 million, or $0.27 per share, and $24.8 million, or $0.20 per share, respectively. The Company paid dividends in the amount of $34.1 million, or $0.24 per share, and $18.7 million, or $0.15 per share, in the six months ended June 30, 2012 and 2011, respectively.

At June 30, 2012, included in accounts payable is an amount of $21.2 million related to declared dividends (December 31, 2011 - $16.5 million).

c)              Stock-based payments

During the three months ended June 30, 2012, no stock options were granted (2011 - Nil).  During the six months ended June 30, 2012, 25,000 stock options were granted (2011- Nil). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of the stock options granted during the six months ended June 30, 2012 has been determined to be $0.2 million (2011 - Nil).  The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

2012
Risk-free interest rate	0.98%
Expected dividend yield	1.131%
Expected price volatility of the Company’s common shares	28.08%
Expected life of the option	2.0 years

This resulted in a weighted average fair value of C$6.67 per stock option.

During the three months ended June 30, 2012, an expense of $0.4 million (2011 - $0.9 million) related to stock options has been included in the consolidated statement of income and comprehensive income.  For the six months ended June 30, 2012, an expense of $0.9 million (2011 - $2.0 million) related to stock options has been included in the consolidated statement of income and comprehensive income.  In addition, included in share-based compensation expense for the three and six months ended June 30, 2012 were amounts of $0.4 million and $0.8 million (2011 - $0.4 million and $0.8 million) related to restricted share units.

d)              Share purchase warrants

During the six months ended June 30, 2012, 5,563,223 share purchase warrants were exercised for proceeds of $179.3 million and 169,337 warrants expired unexercised.

Outstanding share purchase warrants, at June 30, 2012 and December 31, 2011, are as follows:

	June 30, 2012	December 31, 2011
2012 Warrants(1)	—	5,716,749
2017 Warrants(2)	6,510,769	6,510,769
Gold Wheaton Warrants(3)	6,110,937	6,126,750
Special Warrants(4)	2,000,000	2,000,000
Total	14,621,706	20,354,268

(1)     2012 Warrants expired on March 13, 2012.

(2)     2017 Warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017.

(3)     Gold Wheaton Warrants were assumed as part of the acquisition of Gold Wheaton Gold Corp. (“Gold Wheaton”) in March 2011. The Company reserved for issuance 6,126,750 common shares in connection with Gold Wheaton warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. To-date 101,625 warrants have been exercised into 15,811 Franco-Nevada common shares.  Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Common Shares	Equivalent Exercise Price
July 8, 2013	C$	10.00	25,999,998	4,045,600	C$	64.26
May 25, 2014	C$	5.00	7,125,000	1,108,650	C$	32.13
November 26, 2014	C$	5.00	6,148,375	956,687	C$	32.13
Total			39,273,373	6,110,937

(4)     The Special Warrants are exerciseable, without any further consideration, into 2,000,000 2017 Warrants, subject to the New Prosperity project achieving certain conditions.

Note 11 - Earnings per share (“EPS”)

	For the three months ended June 30, 2012
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$36.9	144.0	$0.26
Effect of dilutive securities	—	2.0	(0.01)
Diluted EPS	$36.9	146.0	$0.25

	For the three months ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$33.3	126.3	$0.27
Effect of dilutive securities	—	3.8	(0.01)
Diluted EPS	$33.3	130.1	$0.26

	For the six months ended June 30, 2012
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$83.7	141.9	$0.59
Effect of dilutive securities	—	2.0	(0.01)
Diluted EPS	$83.7	143.9	$0.58

	For the six months ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$54.5	121.6	$0.45
Effect of dilutive securities	—	1.8	(0.01)
Diluted EPS	$54.5	123.4	$0.44

As at June 30, 2012, no outstanding options were excluded from the computation of diluted EPS (2011 - 257,207) and warrants to purchase 10,556,369 common shares (2011 - 9,795,600) and 92,138 restricted share units (2011 - 69,745) were not included in the computation of diluted EPS due to the exercise prices of the warrants being greater than the weighted average price of the common shares for the quarter ended June 30, 2012 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2012.

Note 12 - Subsequent Event

Subsequent to June 30, 2012, 981,555 common shares were issued upon the exercise of Gold Wheaton Warrants, raising gross proceeds of $31.3 million.

CORPORATE INFORMATION

Directors

Pierre Lassonde, Chairman

David Harquail, President & CEO

Derek Evans

Graham Farquharson

Louis Gignac

Randall Oliphant

Hon. David R. Peterson

Executive Management

David Harquail

President & CEO

Sandip Rana

Chief Financial Officer

Paul Brink

Senior Vice President, Business Development

Jacqueline Jones

Chief Legal Officer & Corporate Secretary

Geoff Waterman

Chief Operating Officer

Head Office

Exchange Tower

130 King Street West

Suite 740, P.O. Box 467

Toronto, Canada M5X 1E4

Tel: (416) 306-6300

Fax: (416) 306-6330

Listings

Toronto Stock Exchange

Common shares: FNV

2017 Warrants: FNV.WT.A

1 warrant + C$75.00 = 1 common share

Expiry: June 16, 2017

2013 Warrants: FNV.WT.B

1 warrant + C$10.00 = 0.1556 common share

Expiry: July 8, 2013

New York Stock Exchange

Common shares: FNV

Investor Information

Stefan Axell, Manager, Investor Relations

info@franco-nevada.com

www.franco-nevada.com

Tel:          (416) 306-6328

Toll Free: (877) 401-3833

Transfer Agent

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Canada M5J 2Y1

Toll Free: (800) 564-6253

Tel:          (514) 982-7555

service@computershare.com

Auditors

PricewaterhouseCoopers LLP

Toronto, Canada